July 17, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 869-9585</u>

Mr. John B. Roche
Executive Vice President and Chief Financial Officer
New Plan Excel Realty Trust, Inc.
420 Lexington Ave
New York, NY 10170

Re: **New Plan Excel Realty Trust, Inc.**
     Form 10-K for the year ended December 31, 2005
     Filed March 6, 2006
     File No. 1-12244

Dear Mr. Roche:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief